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                     July 6, 2023

       Gerard Griffin
       Chief Financial Officer
       Sportradar Group AG
       Feldistrasse 2
       CH-9000 St. Gallen, Switzerland

                                                        Re: Sportradar Group AG
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed on March 15,
2023

       Dear Gerard Griffin:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology
       cc:                                              Jason Barr